Exhibit 16.2

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for P3 Health Group Holdings, LLC (P3 Health Group Holdings) and, under the date of July 2, 2021, except for Notes 14 and 18, as to which the date is August 11, 2021, and the 2018 statements of operations, changes in members’ deficit, and cash flows, and the related notes for 2018, and Note 22, as to which the date is October 6, 2021, we reported on the consolidated financial statements of P3 Health Group Holdings as of December 31, 2019 and 2020 and the three years ended December 31, 2020. On December 6, 2021, P3 Health Partners Inc. (the Company) notified us that KPMG will not be engaged to audit the Company’s consolidated financial statements for the year ending December 31, 2021.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated December 9, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with (i) the Company’s statements that the Audit Committee of the Board approved the appointment of BDO USA, LLP (BDO) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021, (ii) that Marcum LLP (Marcum) was notified that it will not be engaged to audit the Company’s consolidated financial statements for the year ending December 31, 2021 on December 6, 2021, (iii) any of the statements made under the subheading “Disclosures Regarding Marcum” and (iv) the statement under the heading “Disclosures Regarding KPMG” that P3 Health Group Holdings did not consult with BDO regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on P3 Health Group Holdings’ consolidated financial statements.

Very truly yours,

/s/ KPMG LLP